Exhibit 1

Annual Meeting of Shareholders of

Peru Copper Inc. (the “Issuer”)

May 5, 2005

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations

Section 11.3

Item 1: Election of Directors

By a vote by way of show of hands, the following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

J. David Lowell, Charles G. Preble, David E. De Witt, Catherine McLeod-Seltzer, Carl Renzoni, Alan R. Hill, George F. Ireland, John P. Fairchild and Thomas J. O’Neil.

Item 2: Appointment of Auditors

By a vote by way of show of hands, PricewaterhouseCoopers LLP were appointed auditors of the Issuer to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Issuer were authorized to fix the remuneration of the auditors.

PERU COPPER INC.

/s/ David E. De Witt
Name:	David E. De Witt
Title:	Director